UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 12, 2024, ZOOZ Power Ltd., or the Company, issued a press release titled “ZOOZ Power Reports Financial Results for the Six Months Ended June 30, 2024”. A copy of this press release is furnished with this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, as Exhibit 99.1. In addition, the Company is furnishing its unaudited condensed consolidated financial statements as of and for the six month period ended June 30, 2024 as Exhibit 99.2 to this Form 6-K and is furnishing its Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operations as of and for the six month period ended June 30, 2024, as Exhibit 99.3 to this Form 6-K.

This Form 6-K, including all exhibits hereto (other than the 2nd and the 3rd paragraphs of Exhibit 99.1 furnished herewith) is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled “ZOOZ Power Reports Financial Results for the Six Months Ended June 30, 2024”
99.2	Condensed Interim Financial Statements (Unaudited) as of and for the Six Months Ended June 30, 2024
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2024
101

The following financial information from ZOOZ Power Ltd.’s Report on Form 6-K, formatted in Inline XBRL (ieXtensible Business Reporting Language): (i) interim condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023; (ii) interim condensed consolidated statements of operations as of June 30, 2024 and June 30, 2023; (iii) interim condensed consolidated statements of comprehensive loss as of June 30, 2024 and June 30, 2023; (iv) interim condensed consolidated statements of changes in shareholders’ equity as of June 30, 2024 and June 30, 2023; (v) interim condensed consolidated statements of cash flows as of June 30, 2024 and June 30, 2023; and (vi) notes to interim condensed consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: August 12, 2024	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors